SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                               SCHEDULE 13G


                 Under the Securities Exchange Act of 1934
                            (Amendment No. __)*


                               ALRENCO, INC.
                             (Name of Issuer)


                        COMMON STOCK, NO PAR VALUE
                      (Title of Class of Securities)


                                02109K 10 1
                              (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                     (Continued on following page(s))

                             Page 1 of 4 Pages

CUSIP No. 02109K 10 1               13G

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Michael D. Walts
          ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a)  [  ]
          (b)  [  ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.   SOLE VOTING POWER

          2,090,000

6.   SHARED VOTING POWER

          - 0 -

7.   SOLE DISPOSITIVE POWER

          2,090,000

8.   SHARED DISPOSITIVE POWER

          - 0 -

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,090,000

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

          [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          34.4%

12.  TYPE OF REPORTING PERSON

          IN
                             Page 2 of 4 Pages

ITEM 1.   NAME OF ISSUER

          (a),(b) The name of the issuer of the securities covered by this statement is Alrenco, Inc. The issuer's principal executive offices are located at 1736 East Main Street, New Albany, Indiana 47150.

ITEM 2.   NAME OF PERSON FILING

          (a),(b),(c) The name of the person filing this statement is Michael D. Walts, whose principal business address is 1736 East Main Street, New Albany, Indiana 47150. Mr. Walts is a citizen of the United States.

          (d),(e) The title of the class of securities covered by this statement is Common Stock, no par value. The CUSIP Number of the Common Stock is 20109K 10 1.

ITEM 3.   STATEMENTS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B)

          Not applicable

ITEM 4.   OWNERSHIP

          (a),(b),(c) The number of shares of Common Stock beneficially owned by Mr. Walts as of December 31, 1996 was 2,090,000 (34.4% of the total shares outstanding). All of such shares are held with sole voting and investment power.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          Not applicable

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          Not applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Not applicable

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          Not applicable


ITEM 10.  CERTIFICATION

          Not applicable

                             Page 3 of 4 Pages

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  February 13, 1997


                              ----------------------------------------
                              Michael D. Walts


















                             Page 4 of 4 Pages